UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 45,089,558 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,089,558 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 67.2% (2)
14.	Type of Reporting Person: OO

(1)	Based upon (i) 30,379,227 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 14,710,331 shares of common stock owned directly by ORIX HLHX Holding LLC (“ORIX USA”), including (a) 13,210,331 shares of Class B common stock and (b) 1,500,000 shares of Class A common stock.
(2)	Based upon (i) 23,538,990 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer after giving effect to the conversion of 1,500,000 shares of Class B common stock into newly issued Class A common stock by ORIX USA (the “Conversion”), (ii) 30,379,227 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 13,210,331 shares of Class B common stock owned directly by ORIX USA.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 45,089,558 (1)
	9.	Sole Dispositive Power: 1,117,302
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,089,558 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 67.2% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 30,379,227 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 14,710,331 shares of common stock owned directly by ORIX USA, including (a) 13,210,331 shares of Class B common stock and (b) 1,500,000 shares of Class A common stock.
(2)	Based upon (i) 23,538,990 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer after giving effect to the Conversion, (ii) 30,379,227 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 13,210,331 shares of Class B common stock owned directly by ORIX USA.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 45,089,558 (1)
	9.	Sole Dispositive Power: 1,582,854
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,089,558 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 67.2% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 30,379,227 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 14,710,331 shares of common stock owned directly by ORIX USA, including (a) 13,210,331 shares of Class B common stock and (b) 1,500,000 shares of Class A common stock.
(2)	Based upon (i) 23,538,990 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer after giving effect to the Conversion, (ii) 30,379,227 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 13,210,331 shares of Class B common stock owned directly by ORIX USA.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017 (“Amendment No. 1”), which was further amended on February 18, 2017 (“Amendment No. 2”), March 17, 2017 (“Amendment No. 3”) and April 5, 2017 (“Amendment No. 4”) (the Initial Schedule, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, collectively, the “Schedule”). This Amendment amends the below sections of the Schedule to reflect the conversion by ORIX USA of 1,500,000 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock on May 17, 2017. The HL Voting Trust may be deemed to beneficially own the shares of ORIX USA as a result of the Stockholders’ Agreement dated August 18, 2015 entered in to by ORIX USA and the HL Voting Trust and more fully described in the Initial Schedule. Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by replacing paragraphs two, three and four of the Initial Schedule with the following:

Since Amendment No. 4, there was a net increase of 1,106,259 shares in the HL Voting Trust, due to the conversion and subsequent donation of 6,590 shares of Class B common stock, the repurchase of 71,913 shares of Class B common stock, the withholding of 1,943 shares of Class B common stock, the forfeiture of 20,800 shares of Class B common stock in connection with terminations of employment and the granting of 1,207,505 new shares of Class B common stock under the Issuer’s 2016 Equity Plan.

On May 15, 2017, the Issuer granted 23,454 restricted shares of Class B common stock to Mr. Beiser pursuant to the Issuer’s 2016 Incentive Award Plan

On May 15, 2017, the Issuer granted 16,275 restricted shares of Class B common stock to Mr. Gold pursuant to the Issuer’s 2016 Incentive Award Plan.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	45,089,558	(1)	45,089,558	(1)	45,089,558	(1)
Percent of class:	67.2	%(2)	67.2	%(2)(3)	67.2	%(2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	45,089,982	(1)	45,089,982	(1)	45,089,982	(1)
Sole power to dispose or to direct the disposition of:	0		1,117,302	(3)	1,582,854	(4)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)	Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the Trust Shares, but dispositive power over only those shares which each directly owns.

(2)	Based upon (i) 23,538,990 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer after giving effect to the Conversion, (ii) 30,379,227 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 13,210,331 shares of Class B common stock owned directly by ORIX USA
(3)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over 1,117,302 shares of Class B common stock (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 4.2% of the Issuer’s Class A common stock. The Beiser Shares include 86,006 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
(4)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,582,854 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 5.8% of the Issuer’s Class A common stock. The Gold Shares include 64,547 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold